December 17, 2018

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                           Cloud Peak Energy Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed October 26, 2018

File No. 001-34547

Dear Mr. Parker:

On behalf of Cloud Peak Energy Inc. (the “Company”), this letter sets forth the Company’s response to the comment (the “Comment”) of the Staff (the “Staff”) of the Office of Beverages, Apparel, and Mining of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 4, 2018 (the “Comment Letter”), with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (File No. 001-34547) (the “Form 10-Q”).  For your convenience, we have repeated in bold type the Comment as set forth in the Comment Letter.  The Company’s response to the Comment is set forth immediately below the text of the Comment.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Potential for Asset Impairments, page 52

1.              Please clarify when you have last tested your long-lived assets for impairment.  In addition, tell us how you considered your declining market capitalization in determining whether impairment testing was required and in estimating your future cash flows.

RESPONSE:

As part of the Company’s quarterly review process, management performs a qualitative assessment of relevant events and circumstances to determine whether triggering events have occurred, which would require completion of a quantitative impairment analysis.  The last time management performed a quantitative review of our long-lived assets was in June 2016 after management made the decision to lower annual production targets at all three mines by approximately 14% taken together (see below).

	Forecast
Production Target (millions of tons)	Q1 2016	Q2 2016	Ton Change	% Change
Antelope	36	30	(6)	-17%
Cordero Rojo	22	20	(2)	-9%
Spring Creek	12	10	(2)	-17%
Total	70	60	(10)	-14%

Management believed this significant reduction in the planned production level and also the lower demand for coal coupled with depressed pricing constituted a triggering event which required the Company to prepare a current cash flow analysis to determine whether or not the mine’s undiscounted cash flow were greater than the carrying value of

CLOUD PEAK ENERGY INC. | 385 Interlocken Crescent, Suite 400  | Broomfield, CO 80021

T+1 720 566 2900 | F+1 720 566 3090  |  www.cloudpeakenergy.com

the mine’s assets.  Management considered a number of external sources as well as its internal forecast in relation to the prices utilized in the impairment analysis.   Based upon the review of each scenario and the undiscounted cash flow analysis performed, management determined that no impairment existed at its three Owned and Operated Mines as of June 30, 2016.   The mine’s undiscounted cash flows are not directly impacted by the Company’s decline in market capitalization; therefore, because each mine passed the undiscounted cash flow test, the fair value analysis on which the Company’s market capitalization would have a more direct impact was not required.

In accordance with ASC 360-10-35-21, a long lived-asset shall be tested for recoverability whenever events or circumstances indicate that its carrying value may not be recoverable.  Each quarter management evaluates a number of factors to determine whether a triggering event has occurred that would require testing of our assets for impairment, including the following:

•                  Macroeconomic conditions such as the deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates or other developments in the credit markets.

•                  Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics, a change in the market for an entity’s products or services or a regulatory or political development.

•                  A decrease in the market prices for the products generated from a long-lived asset.

•                  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset or asset group.

•                  A significant adverse change in the extent or manner in which an asset is being used or its physical condition.

•                  Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and project results of relevant periods.

•                  Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

•                  Events affecting a reporting unit such as change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

•                  Share price.  If applicable, a sustained decrease in share price — share price should be considered not only in absolute terms but also relative to peers.

A memo is prepared on a quarterly basis, which documents management’s analysis surrounding each one of these factors and our conclusion as to whether an impairment trigger is present. In each of the quarters subsequent to June 30, 2016, management has concluded that no triggering event was present, as overall conditions in the coal industry,

including market pricing and demand, have improved.   For example, as shown below and as described in our memo, spot pricing for both 8800 and 8400 BTU coal has increased significantly since June 30, 2016.

SNL OTC/Physical Market Survey (Data)

Region:	Powder River
Term:	Prompt Month

Date	Wyoming 8400 0.80 Rail	Wyoming 8800 0.80 Rail	8400 $ Change	8800 $ Change	8400 % Change	8800 % Change
9/28/2018	$8.95	$12.10	$1.80	$2.77	25.17%	29.69%
6/30/2016	$7.15	$9.33

Management did specifically address the decline in the market capitalization and pricing of our publicly traded bonds during the third quarter of 2018 with the inclusion of the following paragraph in our quarterly impairment memo dated October 16, 2018:

Cloud Peak’s share price decreased by 34% during the quarter, starting at $3.49 per share and ending the quarter at $2.30 per share. Although the decline in share price was not favorable, our share price increased from Q1 to Q2, and as such, the decrease in price between Q2 and Q3 does not represent a sustained decrease.  The Company’s bonds remained relatively stable during the quarter, with the 2021s closing the quarter at 101% of face value and the 2024s closing with an ask price of 75% as of September 28, 2018.  While the 2024 Notes are currently trading below 80%, it should be noted that the Company does not feel this is an indicator of financial difficulties.  During 2016, the 2024 Notes traded as low as 20-30% as investors believed they would not be able to recoup their investments and the bonds recovered and have been in the 70-85% range since that time.

Subsequent to the filing of the September 30, 2018 Form 10-Q on October 26, 2018, the Company announced in a Current Report on Form 8-K dated November 13, 2018 the termination of our Credit Agreement effective November 15, 2018. This led to the continued decline of our common stock price, and on November 26, 2018 it closed below $1 per share.  The pricing of our outstanding bonds also declined significantly following the release of the Form 8-K. The 2021 Notes were trading at approximately 63% and the 2024 Notes were trading at approximately 23% on December 10, 2018.  Management will consider these fourth quarter events to determine whether there has been an impairment trigger and if so, we will complete a quantitative impairment assessment in connection with the preparation of our financial statements as of and for the year ended December 31, 2018.

*                                         *                                         *

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (720) 566-2934 or to Shelley Barber at Vinson & Elkins L.L.P. at (212) 237-0022.

Respectfully,

CLOUD PEAK ENERGY INC.

By:	/s/ Heath A. Hill
	Name:	Heath A. Hill
	Title:	Executive Vice President and Chief Financial Officer

cc:                                Bryan Pechersky (Cloud Peak Energy Inc.)